UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement with ANP

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Rio de Janeiro, February 6, 2024 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on April 26, 2023, informs that it has signed an agreement with the National Agency of Petroleum, Natural Gas and Biofuels (ANP) to terminate the lawsuit involving the recalculation of government take (royalties and special participation) related to oil production in the Jubarte Field, in the periods from August 2009 to February 2011 and December 2012 to February 2015. This agreement ends a dispute that has been under discussion since February 2016.

The agreement involves the payment of R$ 832.4 million, updated to December 2023, to be adjusted up to the date of payment of the initial installment. The amounts of the agreement will be paid in an initial installment of 35% and the balance in 48 installments adjusted by the SELIC rate.

The agreement will be submitted for ratification by the 23rd Federal Court of the Judicial Section of Rio de Janeiro, by means of a joint petition signed by Petrobras and ANP. Under the terms of the agreement, the initial installment will be paid within 30 days of the court ratifying the agreement.

These amounts are accrued in the Company's 3rd quarter 2023 financial statements.

Material facts will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer